Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE
SIX MONTHS ENDED DECEMBER 31, 2023

The following discussion and analysis of our financial condition and results of operations should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this report on Form 6-K.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the annual report on Form 20-F for the fiscal year ended June 30, 2023 (the “2023 Form 20-F”) under “Item 3.D. Risk Factors” or in other parts of the 2023 Form 20-F.

Overview

We are a provider of complete solutions to our clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment including designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Recent new technology trends such as artificial intelligence (“AI”), cloud computing, 5G, robotic process automation (“RPA”), IoT and hyper-connectivity continue to transform businesses and drive companies to seek digital changes to meet evolving demands of customers.

We reorganized our operations into three business lines for the six months ended December 31, 2023. In light of significant declines in activity and revenue within our IoT Smart Agriculture and IoT System Development sectors, we have merged these two into a single, streamlined business line.

●	IoT Smart Home & Building. We offer smart home solutions which include design, procurement and provision of smart home products and devices, integration services as well as comprehensive professional electrical wire installation and home data network setup for homeowners. We also provide smart building solutions which include design, procurement, installation, testing, pre-commissioning and commissioning of various IoT systems, solutions and devices as well as integration of automated systems for smart buildings, including installation of wire and wireless and mechatronic works for property developers and contractors.

●	IoT Gadget Distribution. We distribute mobile gadget accessories to end users in Malaysia via resellers, distributors and retailers. In the process, we provide certain services including shipping tracking and status updates, customer care line and online chat support, digital marketing, pre-installation and warranty services. This business line was disposed of since October 2023 with the sale of our former subsidiaries, ARB Midware Sdn. Bhd. and ARB Distribution Sdn. Bhd. on October 6, 2023. We disposed of this business line because of its insignificant profit generation.

●	IoT Smart Agriculture and System Development. We carry out services of system development, supply, installation, commissioning and testing of smart systems which include IoT concept and functionality to the existing systems across all industries.

Recent Developments

Our former parent company, ARB Berhad, a public company listed on the Main Market of Bursa Malaysia Securities Berhad and previously holding approximately 94.56% of our issued and outstanding Ordinary Shares, effected a distribution of 17,496,142 Ordinary Shares it held in us, to its shareholders on February 5, 2024 (the “Distribution”). Following the Distribution, ARB Berhad continues to hold 7,503,858 Ordinary Shares of our company, or approximately 28.38% of our issued and outstanding Ordinary Shares. Management of both our company and ARB Berhad believed that the Distribution would benefit the shareholders of ARB Berhad since the shareholders of ARB Berhad would be able to increase or decrease their level of participation in our business by varying their level of investment in us separate from ARB Berhad, and would benefit our shareholders by increasing the number of holders of our Ordinary Shares, which our management believed could enhance the liquidity of our Ordinary Shares. Following the Distribution, we are no longer deemed a “controlled company” under the Nasdaq Rules, and we are no longer included in ARB Berhad’s consolidated group for Malaysian income tax, accounting or public company reporting purposes.

Principal Factors Affecting Our Financial Performance

Our business, results of operations and financial condition are affected by general factors driving Malaysia’s economy, the IoT industry, and the markets where our customers operate such as property development, agriculture, logistics and consumer electronics sectors. These factors include urbanization rate, levels of per capita disposable income, levels of consumer spending, rate of internet and mobile penetration, development of technologies such as 5G and cloud computing, domestic and international supply chain stability, overall enterprise spending, and other general economic conditions in Malaysia that affect consumption and business activities in general.

Our operating results are more directly affected by the following factors:

Our ability to secure IoT projects. The operations of our IoT Smart Home and Building, and IoT Smart Agriculture and System Development business lines are on a project-by-project basis. While we are still in the early stages of penetrating our addressable market, we have benefited from rapid customer growth. In 2023, we shifted the IoT Smart Agriculture’s revenue model from one-off sales to recurring income. We now generate income by offering our systems to customers on a profit-sharing basis, in contrast with the previous model of one-off sales. Although this has led to a revenue decrease in the short term, the new model allows us to price our systems more competitively. We also engage in the services of system development, supply, installation, commissioning and testing of smart systems that include IoT concept and functionality onto existing systems across all industries. We believe there are significant untapped opportunities to collaborate with large enterprises across different industries in Malaysia and the ASEAN region. In addition to large enterprises, we also seek to work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities.

Our customers’ financial condition and ability to make payments. Our customers generally purchase our products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties. We provide a long credit period from 30 days to 210 days to some large customers to secure contracts from them. Although we had significant amounts of accounts receivable as of June 30, 2023 and 2022, we were able to collect all of such accounts receivable subsequently. We manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

Our ability to complete IoT projects and develop system on schedule. All of our projects have agreed milestones and specific completion dates. Our ability to meet agreed milestones depends on our ability to manage overall projects as well as product sourcing and supply chain. We source hardware and software products for our IoT projects from Malaysian suppliers. Proximity to origin enables us to develop stronger relationships with local suppliers and contractors, which gives us access to a stable supply of products and services. In addition, we lay out specific and measurable metrics in advance and remain focused and disciplined through the life of the projects which enable us to promptly identify any underlying issues and resolve them proactively. We believe that our strong project management ability and procedures are key to ensuring a high level of completion rate.

In addition, other significant factors affecting our performance and results of our operations include:

●	The global macroeconomy

●	Wage rates and operating costs in Malaysia

●	Changes in foreign exchange rates, particularly fluctuations in exchange rate between the U.S. dollar and the Ringgit Malaysia

●	Our ability to retain existing clients, as well as to increase our revenue from existing clients by expanding services provided to them

●	Our ability to provide favorable pricing

●	Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining high quality standards

●	Our ability to maintain and strengthen a strong brand and corporate reputation

●	Our ability to continuously innovate, and continuously remain at the forefront of emerging technologies and related market trends

●	Our ability to identify, integrate and effectively manage future acquisitions

Our Reportable Segments

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by our Chief Executive Officer. We report our results of operations in two reportable segments dedicated to (i) the provision of hardware and software of Internet of Things solutions and (ii) investment holding and others. The Chief Executive Officer makes decisions about allocating resources and assessing performance based on the Company as a whole. We provide breakdowns by business lines for certain components of our operating results as appropriate.

Key Components of Results of Operations

Revenue

Our revenue consists of (i) project management fees, (ii) sales of goods, and (iii) rendering of information technology system.

Revenue from project management and rendering of information technology system are recognized at a point in time when control of the goods is passed to the customer, which is the point in time when the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

Revenue from sale of goods is recognized at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer. There is no material right of return and warranty provided to the customers on the sale of goods and there is no significant financing component in the revenue arising from sale of goods as the sales are made on the normal credit terms not exceeding twelve months.

We carry out services of system development, supply, installation, commissioning and testing of smart systems which includes IoT concept and functionality to the existing systems across all industries. The majority of the sale of goods contracts relate to the sale of customized source codes and IoT solutions in accordance with client requirements for IoT Smart Agriculture and System Development, as well as resale of mobile gadgets and accessories.

Cost of Revenue

Cost of Project Management and Rendering of Information Technology System Revenue

Cost of project management and rendering of information technology system revenue primarily consist of costs related to providing implementation and configuration services, personnel-related costs directly associated with our professional services, including costs of contracted third-party vendors.

Cost of Sales of Goods

Cost of sales of goods mainly consists of cost of products purchased from third party suppliers.

Total Expenses

Total expenses consist of depreciation expenses, personnel expenses, general administrative expenses, other operating expenses and interest expense of lease liabilities.

The plant and equipment were depreciated over 3 years based on the Company’s depreciation policy.

Other Income

Other Income mainly consists of bank interest income.

Tax Expenses

Malaysian income tax is calculated at the statutory tax rate of 24% regarding the estimated taxable profit for the fiscal years.

Results of Operations

The following table sets forth key components of our results of operations for the six months ended December 31, 2023 and 2022.

	For the six months ended December 31,				Change
	2023 (in thousands)		2022 (in thousands)		Amount (in thousands)	Amount (in thousands)%
	(Unaudited)		(Unaudited)
	RM	USD	RM	USD	RM	USD

Revenue	31,623	$6,882	123,521	$27,990	(91,898)	$(21,108)	(74.4)
Cost of revenue	(49,204)	(10,708)	(108,687)	(24,629)	59,483	13,921	54.7
Gross (loss)/profit	(17,581)	(3,826)	14,834	3,361	(32,415)	(7,187)	(218.5)
Total expenses	(46,216)	(10,058)	(12,629)	(2,861)	(33,587)	(7,197)	(266.0)
Other income	1,004	219	222	50	782	169	352.3
(Loss)/profit before tax	(62,793)	(13,665)	2,427	550	(65,220)	(14,215)	(2,687.3)
Tax expenses	12,927	2,813	2,506	568	10,421	2,245	415.8
(Loss)/Profit for the financial period	(49,866)	(10,852)	4,933	1,118	(54,799)	(11,970)	(1,110.9)
Other comprehensive (loss)/income for the financial period, net of tax
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	3,070	668	(11)	(3)	3,081	671	2,8009.1
Total comprehensive (loss)/income for the period	(46,796)	$(10,184)	4,922	$1,115	(51,718)	$(11,299)	(1,050.8)

Revenue

For the six months ended December 31, 2023, the revenue decreased by RM91.9 million ($21.1 million) or 74.4% to RM31.6 million ($6.9 million), when compared with RM123.5 million ($28.0 million) for the six months ended December 31, 2022. The decrease was primarily due to the shift in the IoT Smart Agriculture’s revenue model from one-off sales to recurring income in 2023. We now generate income from the IoT Smart Agriculture by offering our systems to customers on a profit-sharing basis, in contrast with the previous model of one-off sales. Although this has led to a revenue decrease in the short term, the new model allows us to price our systems more competitively and will provide more consistent and staggered revenue.

The following table sets forth the breakdown of our revenue by business lines.

	For the six months ended December 31,
	2023 (in thousands)		2022 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	470	$102	2,500	$567
IoT Gadget Distribution	5,717	1,244	9,821	2,225
IoT Smart Agriculture and System Development	25,436	5,536	111,200	25,198
Total	31,623	$6,882	123,521	$27,990

Revenue from IoT Smart Home and Building amounted to RM0.47 million ($0.1 million) for the six months ended December 31, 2023, from RM2.5million ($0.6 million) for the six months ended December 31, 2022, a decrease of RM2.0 million ($0.5 million) or 81.2%. The decrease was primarily attributed to diminished sales performance for the six months ended December 31, 2023.

Revenue from IoT Gadget Distribution amounted to RM5.7 million ($1.2 million) for the six months ended December 31, 2023, from RM9.8 million ($2.2 million) for the six months ended December 31, 2022, a decrease of RM4.1 million ($1.0 million) or 41.8%. This business line was disposed of since October 2023 with the sale of our former subsidiaries, ARB Midware Sdn. Bhd. and ARB Distribution Sdn. Bhd. on October 6, 2023. We disposed of this business line because of its insignificant profit generation. The decrease in revenue was primarily due to the IoT Gadget Distribution business line generating revenue for only three months before its disposition, as compared to the previous period where revenue was generated for the full six months ended December 31, 2022.

Revenue from IoT Smart Agriculture and System Development recorded RM25.4 million ($5.5 million) for the six month ended December 31, 2023, as compared to RM 111.2 million ($25.2 million) for the six months ended December 31, 2022. The decrease of RM85.8 million ($19.7 million) or 77% was due to the shift in the IoT Smart Agriculture’s business model from one-off sales to recurring income in 2023. We now generate income from the IoT Smart Agriculture by offering our systems to customers on a profit-sharing basis, in contrast with the previous model of one-off sales. Although this has led to a revenue decrease in the short term, the new model allows us to price our systems more competitively and will provide more consistent and staggered revenue.

Cost of Revenue

For the six months ended December 31, 2023, the cost of revenue decreased by RM59.5 million ($13.9 million) or 54.7% to RM49.2 million ($10.7 million), when compared with RM108.7 million ($24.6 million) for the six months ended December 31, 2022, which was in line with the decrease in revenue. The cost of revenue included amortisation of intangible assets of approximately RM20.4 million ($4.4 million) and RM9.9 million ($2.2 million) for the six months ended December 31, 2023 and 2022, respectively.

	For the six months ended December 31,
	2023 (in thousands)		2022 (in thousands)
	RM	USD	RM	USD
IoT Smart Home and Building	300	65	3,785	858
IoT Gadget Distribution	4,532	986	7,768	1,760
IoT Smart Agriculture and System Development	44,372	9,657	97,134	22,011
Total	49,204	$10,708	108,687	$24,629

Other income

For the six months ended December 31, 2023, the other income increased by RM0.8 million ($0.2 million) or 352% to RM1.0 million ($0.2 million), when compared with RM0.2 million ($0.05 million) for the six months ended December 31, 2022, mainly due to the increase of interest income received during the six months ended December 31, 2023.

	For the six months ended December 31,
	2023 (in thousands)		2022 (in thousands)
	RM	USD	RM	USD
Interest	829	180	222	50
Others	175	39	-	-
Total	1,004	$219	222	$50

Total expenses

For the six months ended December 31, 2023, the total expenses increased by RM33.6 million ($7.2 million) or 266% to RM46.2 million ($10.0 million), when compared with RM12.6 million ($2.9 million) for the six months ended December 31, 2022, mainly due to the increase in depreciation of plant and equipment during the six months ended December 31, 2023.

	For the ended December 31,
	2023 (in thousands)		2022 (in thousands)
	RM	USD	RM	USD
Depreciation	39,974	$8,698	7,349	$1,665
Amortization	1,593	347	1,593	361
Personnel	3,134	682	1,652	374
General administrative	1,203	263	2,033	461
Other operating expenses	306	67	-	-
Finance cost	6	1	2	-
Total	46,216	$10,058	12,629	$2,861

Tax expenses

For the six months ended December 31, 2023, there was an income tax recovery of RM12.9 million ($2.8 million) as compared to income recovery of RM2.5 million ($0.6 million) for the six months ended December 31, 2022. The increased in the income tax recovery was mainly due to over-provision of deferred tax expense in the prior year, as well as utilisation of capital allowance and unabsorbed business losses carried forward from the prior years.

(Loss)/Profit for the financial period

For the six months ended December 31, 2023, the profit decreased by RM54.8 million ($12.0 million) or 1,111% to a loss of RM49.9 million ($10.9 million), when compared with a profit of RM4.9 million ($1.1 million) for the six months ended December 31, 2022. The decrease was mainly due to the following reasons:

(i)	The shift in the IoT Smart Agriculture’s business model from one-off sales to recurring income in 2023. We now generate income from the IoT Smart Agriculture by offering our systems to customers on a profit-sharing basis, in contrast with the previous model of one-off sales. Although this has led to a revenue decrease in the short term, the new model allows us to price our systems more competitively and will provide more consistent and staggered revenue;
(ii)	Significant increase in the depreciation expenses for plant and equipment during the six months ended December 31, 2023; and
(iii)	Significant increase in amortisation expenses for intangible assets, despite lower revenue recognised during the six months ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2023 and June 30, 2023, we had cash and bank balances of RM53.6 million ($11.7 million) and RM56.2 million ($12.0 million) respectively.

The following table sets forth a summary of our cash flows for the presented periods:

	For the six months ended
	December 31, 2023 (in thousands)		December 31, 2022 (in thousands)
	RM	USD	RM	USD
Net cash generated from operating activities	80,057	$17,422	48,095	$10,898
Net cash used in investing activities	(29,034)	(6,318)	(72,384)	(16,402)
Net cash (used in)/generated from financing activities	(55,466)	(12,071)	29,728	6,736
Effect of currency translation	3,070	668	(11)	(3)
Net (decrease)/increase in cash and cash equivalent	(4,443)	$(967)	5,439	$1,232

Operating Activities

The cash generated from operating activities of RM80.0 million ($17.4 million) for the six months ended December 31, 2023, compared to cash generated from operating activities of RM48.1 million ($10.9 million) for the six months ended December 31, 2022. The increase in cash generated from operating activities was primarily due to the improvement in collection of receivables.

Investing Activities

The cash used in investing activities for the six months ended December 31, 2023 amounted to RM29.0 million ($6.3 million) compared to cash used in investing activities of RM72.3 million ($16.4 million) for the six months ended December 31, 2022. The change in investing activities was primarily driven by a higher amount of plant and equipment acquisitions for the preceding six months ended December 31, 2022.

Financing Activities

The cash used in financing activities for the six months ended December 31, 2023 amounted to RM55.4 million ($12.0 million) compared to cash generated from financing activities for the six months ended December 31, 2022 of RM29.7 million ($6.7million). The change in financing activities was mainly attributed to the repayment to related companies and holding company, as well as the dividend paid to the non-controlling interest for the six months ended December 31, 2023.

[The rest of this page is intentionally left blank]